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                                                                   Exhibit 12(a)

WELLMAN, INC.
COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK ACCRETION (IN THOUSANDS)

                                                                Nine Months
                                                               Ended Sept. 30,
                                                                    2004           2003       2002     2001     2000       1999
                                                               ---------------   ---------   -------   -------   -------   ---------
EARNINGS
  Earnings (loss) from continuing operations
   before income taxes                                          $(61,615)       $(151,088)  $35,434    $17,276   $48,980  $(17,955)
  Fixed Charges                                                    37,673          22,989    20,809     28,358    30,774    19,212
                                                             ---------------    ---------  --------    -------   -------  ---------
TOTAL EARNINGS AVAILABLE                                         $(23,942)      $(128,099)  $56,243    $45,634   $79,754     $1,257
                                                             ---------------    ---------   -------    -------   -------  ---------

FIXED CHARGES
Interest expense, net of interest capitalized                    $ 28,107       $  10,131   $10,254    $17,957   $17,959    $13,281
Amortization of debt discount and deferred
financing costs                                                     6,638              --       307        424       539       305
Interest portion of rental expense                                  2,928          12,858    10,248      9,977    12,276     5,626
                                                              --------------    ---------   -------    --------  -------   --------
TOTAL FIXED CHARGES                                              $ 37,673        $ 22,989   $20,809    $28,358   $30,774    $19,212
                                                              ---------------   ---------   -------    -------   -------   --------

  Accretion of preferred stock and beneficial conversion
   charge                                                        $  9,117        $ 10,112         0        0        0         0

TOTAL COMBINED FIXED CHARGES AND PREFERRED STOCK ACCRETION       $ 46,790        $ 33,101   $20,809    $28,358   $30,774    $19,212

RATIO OF EARNINGS TO FIXED CHARGES                                    N/A             N/A       2.7        1.6      2.6         N/A

RATIO OF EARNINGS TO COMBINED FIXED CHARGES & PREFERRED
 STOCK ACCRETION                                                      N/A             N/A       2.7        1.6      2.6         N/A